SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 3 – Final Amendment

to

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION

(Name of Issuer)

CHINA ENERGY CORPORATION

WENXIANG DING

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

16939M103

(CUSIP Number of Class of Securities)

Howard Groedel, Esq.

Pingshan Li, Esq.

Ulmer & Berne LLP

1660 West Second Street

Suite 1100

Cleveland, Ohio 44113-1448

(216) 583-7000

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$2,529,925	$345.08

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,529,925 by the Issuer in lieu of fractional shares immediately following a 1-for-12,000,000 Reverse Split for holders of fewer than 12,000,000 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.14 per pre-split share and approximately 18,070,893 pre-split shares, the estimated aggregate number of shares held by such holders.

** Determined pursuant to Rule 0-11(b) as the product of $2,529,925 and 0.0001364.

X Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $345.08

Form or Registration No.: Schedule 13E-3; File No.: 005-83491

Filing Party: China Energy Corporation and Wenxiang Ding

Date Filed: February 20, 2013.

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TABLE OF CONTENTS
		Page
Introduction		1
Item 15.	Additional Information	1
Item 16.	Exhibits	2
	Signatures	2

INTRODUCTION

This Amendment No. 3 – Final Amendment Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Schedule 13E-3”) is being filed by China Energy Corporation, a Nevada corporation (the “Company,” “we,” or “our”), in connection with a “going private” transaction. This transaction has been approved by a Special Committee (“Special Committee”) established by our Board of Directors for the purpose of evaluating, reviewing and, if appropriate, approving the terms of this transaction. The Special Committee consists of the sole independent member of the Board. The Special Committee has approved a 1-for-12,000,000 share combination (the “Reverse Split”) such that stockholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those stockholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those stockholders who own of record or beneficially fewer than 12,000,000 shares of our common stock will have their fractional shares cashed out at a price of $0.14 for each share held by them prior to the effective date of the Reverse Split. Stockholders who own 12,000,000 or more shares of our common stock will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.

As a result of the Transaction, the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated upon the filing of a Form 15 with the Securities and Exchange Commission (the “SEC”). We are no longer required to file periodic reports with, or be subject to the other reporting obligations of, the SEC. The Company’s common stock will no longer be listed on any quotation system or exchange, including quotation on the OTCQB.

Based upon a review of a list of our stockholders of record furnished to us by Quicksilver Stock Transfer, LLC, our transfer agent (“Quicksilver”), we believe that the Reverse Split will result in the cancelation of approximately 41% of the outstanding shares of our common stock.

The Transaction has been approved by the written consent of six stockholders of the Company who in the aggregate hold shares representing 63.9% of the votes entitled to be cast at a meeting of the Company’s stockholders. No further stockholder approval is required under the Nevada Revised Statutes (“NRS”), and, accordingly, no proxies are being solicited in connection with the Transaction.

This Final Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s disclosure document, the Definitive Information Statement on Schedule 14C (the “Information Statement”). The Transaction is being conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

This Final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Transaction that is subject to this Transaction Statement.

Item 15 Additional Information.

(c)	Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On July 3, 2013, the Company filed the Amendment with the Secretary of State of Nevada, effectuating the Reverse Split. Fractional shares of those stockholders who owned fewer than 12,000,000 pre-split shares will be redeemed for cash consideration of $0.14 per pre-split share. Prior to the filing of the Amendment, there were 45,060,000 shares of common stock (pre-split) issued and outstanding owned by approximately 317 stockholders of record. Following the filing of the Amendment, which was effective upon filing, there were approximately 2.40 shares of common stock issued and outstanding owned by the sole stockholder of record as of the close of business on July 3, 2013. As a result of the Transaction, the Company’s common stock has been deregistered under the Securities Exchange Act of 1934, as amended, and will no longer be quoted on the OTCQB.

Item 16 Exhibits.

(a)	Information Statement of China Energy Corporation filed on May 14, 2013 is incorporated herein by reference.

(b)	Not applicable.

(c)(i)	Annual Savings Chart is hereby incorporated by reference to Appendix E of the Information Statement of China Energy Corporation filed on February 20, 2013.

(c)(ii)	Draft Valuation Report dated October 23, 2012 prepared by Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix F of the Information Statement of China Energy Corporation filed on February 20, 2013.

(c)(iii)	Final Valuation Report, dated November 28, 2012, of Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix G of the Information Statement of China Energy Corporation filed on February 20, 2013.

(c)(iv)	Fairness Opinion, dated November 28, 2012, of Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix H of the Information Statement of China Energy Corporation filed on February 20, 2013.

(d)	Not applicable.

(f)	The Information set forth in the Information Statement under the caption “Special Factors - Dissenters’ Rights” is hereby incorporated by reference to the Information Statement of China Energy Corporation filed on February 20, 2013.

(g)	None.

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SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CHINA ENERGY CORPORATION

/s/ Wenxiang Ding
Name: Wenxiang Ding
Title: Chief Executive Officer

Dated: July 9, 2013

WENXIANG DING

/s/ Wenxiang Ding

Dated: July 9, 2013

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